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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              AMENDMENT NO. 2 TO

                                SCHEDULE 14D-9
                                (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2

                           (CUSIP Number of Class of
                                  Securities)

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                                Wayne R. Inouye
                         14350 Myford Road, Suite 100
                               Irvine, CA 92606
                                (714) 481-2828
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications on
                   Behalf of the Person(s) Filing Statement)

                               -----------------

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

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[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of eMachines, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on November 27, 2001, as amended by that Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 filed by the Company with the Commission on November 28, 2001.

   Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

   The section entitled "Certain Litigation" in Item 8 is hereby amended and restated in its entirety to read as follows:

   "On November 20, 2001, an action entitled Gary Dvorchak, on behalf of himself and all other similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00156) was filed, and on November 26, 2001, an action entitled Anthony Gaultiere, on behalf of himself and all other similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00157) was filed, each in the Superior Court of the State of California for the County of Orange, in which the respective plaintiffs named as defendants the Company and the directors of the Company. The complaints purport to assert claims on behalf of all public shareholders of the Company. The complaints allege that eMachines and the members of the Company Board have breached their fiduciary duties to shareholders of the Company.

   The complaints seek class certification and other equitable relief, including enjoining the Offer and the Merger, as well as costs and expenses in connection with action. The Company believes that the allegations are without merit and intends to vigorously contest these actions. There can be no assurance that the defendants will be successful. The Company has not yet been served with copies of these complaints."

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EMACHINES INC.

                                                    /s/ WAYNE R. INOUYE
                                          By: _________________________________
                                                 Name: Wayne R. Inouye
                                                 Title: President and Chief
                                                     Executive Officer

Dated November 28, 2001

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